Schedule 13D

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Wireless Holdings, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

97654B100
(CUSIP Number)

David A. Gillespie President and Chief Executive Officer 20283 State Road 7, Suite 40 Boca Raton, Florida 33498 (561) 807-6325
(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

October 20, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 97654B100	Page ______ of ______ Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ferdinando Petrucci
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Italian citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 893,750 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 893,750 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 893,750 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.23%
14		TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.     Security and Issuer.

(a)	TITLE AND CLASS OF SECURITY: Common stock, par value $0.001 per share (the “Common Stock”).

(b)	ISSUER: Wireless Holdings, Inc.
20283 State Road 7, Suite 40
Boca Raton, Florida 33498

Item 2.    Identity and Background.

(a)	This statement is being filed by Ferdinando Petrucci (“Petrucci”), for the purpose of reporting acquisitions of shares of Common Stock of the Issuer.

(b)	The address of Mr. Petrucci is Via Stazione, 133A, Arce Frosimone, Italy.

(c)	Mr. Petrucci is a scientist and an inventor. His employment address is Via Stazione, 133A, Arce Frosimone, Italy.

(d)	During the last five years, Mr. Petrucci has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years Mr. Petrucci has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Petrucci is an Italian citizen.

Item 3.     Source and Amount of Funds or Other Consideration.

Mr. Petrucci obtained his shares of Common Stock pursuant to a reverse merger whereby Mr. Petrucci received shares of the Issuer’s Common Stock based on his ownership of shares of H2Diesel, Inc., a Delaware corporation (“H2Diesel”) common stock, par value $.0001 per share (“H2Diesel Common Stock”). The terms of the reverse merger are described in greater detail in Item 4 below.

Mr. Petrucci received 893,750 shares of H2Diesel Common Stock as part of his compensation (the “Shares”) for granting a perpetual exclusive license to H2Diesel to make, use and exploit a chemical additive for use in making the bio-fuel and related know how. Pursuant to the exclusive license agreement, as amended (the “License Agreement”), H2Diesel’s rights with respect to the technology are exclusive in the territory consisting of North America (United States of America, its possessions and territories, Canada and Mexico), Central America (Belize, Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua and Panama) and the Caribbean (Antigua & Barbuda, Aruba, Bahamas, Cayman Islands, Cuba (currently subject to U.S. embargo), Dominica, Dominican Republic, Grenada, Guadeloupe, Haiti, Jamaica, Martinique, St. Kitts & Nevis, St. Lucia, St. Vincent and the Grenadines, Trinidad & Tobago, Turks & Caicos Islands, and Virgin Islands).

H2Diesel also has an option, expiring December 31, 2006, to expand its territory to include South America (Argentina, Bolivia, Brazil, Chile, Colombia, Ecuador, French Guiana, Guyana, Peru, Suriname, Uruguay and Venezuela).

Under the terms of the License Agreement, H2Diesel agreed to pay Mr. Petrucci $11 million of which $1.5 million was paid on March 20, 2006 (the “Effective Date”), $1.0 million is due not later than December 31, 2006, $1.5 million is due not later than 365 days after the Effective Date and the balance is due in seven annual installments thereafter. In order to exercise the territory expansion option, H2Diesel will be required to pay to Mr. Petrucci an additional $10 million of which $1.5 million would be due upon exercise of such option, $1.5 million would be due within 180 days thereafter and the balance would be due in seven annual installments commencing on the first anniversary of the date of such exercise. A copy of the License Agreement and the Amendment to the License Agreement were filed as Exhibits 10.1 and 10.2, respectively, to the Issuer’s Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission on October 26, 2006, and are incorporated by reference.

In connection with the issuance of the Shares, H2Diesel agreed to register the Shares on the terms and conditions set forth in its Registration Rights Agreement dated October 17, 2006 (the “Registration Rights Agreement”). In connection with the Merger, we assumed H2Diesel’s obligations under the Registration Rights Agreement. Under the Registration Rights Agreement, we are required to file a “resale” registration statement with the SEC covering a total of 11,241,250 shares of our common stock on or before November 20, 2006 (30 days after the closing of the Merger). We are obligated to maintain the effectiveness of the “resale” registration statement from the effective date through and until 12 months after the date of closing of the Merger, unless all securities registered under the registration statement have been sold or are otherwise able to be sold pursuant to Rule 144 under the Securities Act, without regard to volume limitations, provided we comply with our reporting obligations. We also expect to include on such registration statement an additional 5,571,500 shares issuable upon exercise of our outstanding warrants and options. We agreed to use our best efforts to have the “resale” registration statement declared effective by the SEC as soon as possible after the initial filing, but by no later than April 20, 2007 (180 days after the closing of the Merger). We may be required to issue additional shares of common stock to parties to the Registration Rights Agreement, in an amount not to exceed 6.0% of the shares subject to the Registration Rights Agreement if we fail to meet certain registration rights obligations. The form of Registration Rights Agreement is filed as Exhibit 10.8 to our Current Report on Form 8-K as filed on October 26, 2006, and is incorporated herein by reference.

Item 4.    Purpose of Transaction.

Mr. Petrucci obtained 893,750 shares of Common Stock pursuant to a “reverse merger” transaction, completed by the Issuer on October 20, 2006, in which the Issuer caused its wholly-owned subsidiary to merge with and into H2Diesel, pursuant to which Mr. Petrucci received his shares of Common Stock based on his ownership of shares of H2Diesel’s common stock. H2Diesel is a recently formed development stage company that holds an exclusive license for North America, Central America and the Caribbean to exploit proprietary technology to manufacture bio-fuel that is intended to be marketed as “bio-diesel” fuel or heating fuel or, alternatively, as a new class of bio-fuel or fuel additive.

As a result of the merger, H2Diesel became a wholly-owned subsidiary of the Issuer and H2Diesel’s former security holders acquired 93.6% of the outstanding shares of common stock of the Issuer. The reverse merger was consummated under Delaware law and pursuant to an Agreement of Merger and Plan of Reorganization, dated as of October 17, 2006, which governed the reverse merger and which was filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission on October 26, 2006, and is incorporated by reference. Shortly before the closing of the reverse merger, H2Diesel completed a private offering to accredited investors of 2,915,000 shares of H2Diesel Common Stock and received gross proceeds of $2,915,000 at the closing of the private offering, which includes the conversion of a demand note in the principal amount of $765,000 into 765,000 shares of its common stock.

As a result of these transactions, control of the Issuer passed to the former H2Diesel stockholders. In accordance with the Issuer’s by-laws for filling newly-created board vacancies, Joseph Hess, the Issuer’s existing director, expanded the board of directors to three directors and appointed Lee S. Rosen, as a director to fill one of such vacancies and to serve as chairman of the board of directors of the Issuer effective at the closing of the Merger. Upon closing of the Merger, David A. Gillespie, the President and Chief Executive Officer of H2Diesel, replaced Mr. Hess as the President and Chief Executive Officer of the Issuer and Andrea Festuccia became the Chief Technology Officer of the Issuer. Mr. Gillespie also has been appointed as a director effective immediately upon the completion of our compliance with the provisions of Section 14(f) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) and the rules promulgated thereunder. In connection with the Merger, Mr. Hess resigned as a director, with his resignation to take effect only upon compliance by the Issuer with the provisions of Section 14(f) of the Exchange Act and Rule 14f-1 under that act.

Subsequently, Messrs. Rosen and Hess increased the size of the board of directors to four members and proposed that Phil E. Pearce serve as a director of the Issuer to fill such newly created board vacancy, to take effect upon compliance by the Issuer with the provisions of Section 14(f) of the Exchange Act and Rule 14f-1 under that act.

Except as described in the foregoing paragraphs, Mr. Petrucci has no plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Item 5.     Interest in Securities of the Issuer.

(a) Mr. Petrucci is deemed to beneficially own 893,750 shares of Common Stock, representing 5.23% of the currently outstanding shares of Common Stock of the Issuer.

(b) Mr. Petrucci has sole voting power to vote and dispose of 893,750 shares of Common Stock.

(c) Not Applicable.

(d) Not Applicable.

(e) Not Applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described herein, Mr. Petrucci does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including, but not limited to, any agreements concerning (i) the transfer or voting of any securities of the Issuer, (ii) finder’s fees, (iii) joint ventures, (iv) loan or option agreements, (v) puts or calls, (vi) guarantees of profits, (vii) division of profits or loss, or (viii) the giving or withholding of proxies.

Item 7.    Materials to be Filed as Exhibits.

2.1	Agreement of Merger and Plan of Reorganization (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission on October 18, 2006).

10.1	Exclusive License Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission on October 26, 2006).

10.2	Amendment to Exclusive License Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission on October 26, 2006).

10.3	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.8 to the Issuer’s Current Report on Form 8-K as filed on October 26, 2006).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 31, 2006

/s/ Ferdinando Petrucci
Ferdinando Petrucci